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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-41854~~ 8-66057

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 AND ENDING December 31, 2015

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Rockland Securities, LLC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

87 Beechwood Road
(No. and Street)

Summit	**NJ**	**07901**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Conroy — **908-277-0446**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Conroy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rockland Securities, LLC., as of December 31, 2015, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Notary Public


CHRISTIAN J DUNCAN
ID # 50021053
NOTARY PUBLIC
STATE OF NEW JERSEY
My Commission Expires August 11, 2020



Signature

Title

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Exemption report and audit review

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Independent Auditor's Report

The Members,
Rockland Securities, LLC.

We have audited the accompanying statement of financial condition of Rockland Securities, LLC., as of December 31, 2015 and the related statements of operations, changes in shareholder equity, net capital computation, and cash flows for the year then ended. These financial statements are the responsibility of Rockland Securities, LLC.'s management. Our responsibility is to express and opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rockland Securities, LLC. as of December 31, 2015 and the results of its operations, net capital computation, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying supplemental information including Schedule I – Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1, and Schedule III - Exemptive Provision under SEC Rule 15c3-3 (supplemental information) has been subjected to audit procedures performed in conjunction with the audits of Rockland Securities, LLC.'s financial statements. The supplemental information is the responsibility of Rockland Securities, LLC.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17 C.F.R. section 240.17 a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Donahue Associates LLC

Donahue Associates LLC
Monmouth Beach, New Jersey
February 17, 2016

Rockland Securities, LLC
Balance Sheet
As of December 31, 2015

ASSETS

Current assets:	
Cash	$17,601
Prepaid expenses	104
Total Current Assets	$17,705
Total Assets	$17,705

LIABILITIES & MEMBERS' EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$7,075
Total Current Liabilities	$7,075
Members' Equity	10,630
Total Liabilities & Members' Equity	$17,705

Please see the notes to the financial statements.

Rockland Securities, LLC
Statement of Operations
For the Year Ended December 31, 2015

Retainer income & transactions fees	$18,594
General and administrative expenses:	
Consulting expense	$2,500
Travel expense	3,916
General administration	11,668
Total general and administrative expenses	$18,084
Income from operations	$510
Other income:	
Interest income	43
Net income before income tax provision	$553
Provision for income taxes	0
Net income	$553

Please see the notes to the financial statements.

Rockland Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2015

Operating activities:	
Net income	$553
Changes in other operating assets and liabilities:	
Prepaid expense	1,184
Accounts payable & accrued expenses	(3,904)
Net cash used by operations	($2,167)
Net decrease in cash during the year	($2,167)
Cash at December 31, 2014	19,768
Cash at December 31, 2015	$17,601
Supplemental disclosures of cash flow information:	
Interest paid during the year	$0
Income taxes paid during the year	$0

Please see the notes to the financial statements.

Rockland Securities, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2015

	Members' Equity
Balance at December 31, 2014	$10,077
Net income for the year	553
Balance at December 31, 2015	$10,630

Please see the notes to the financial statements.

Rockland Securities, LLC
Notes to the Financial Statements
For the Year Ended December 31, 2015

1. Organization

Rockland Securities, LLC (the Company) is a privately held limited liability company formed in Texas for the purpose of conducting business as a securities broker dealer (BD). As s a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities. The Company also provides investment banking services to various clients in the Untied States.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Retainer revenues & transaction fees- Retainer revenues and transaction fees are recorded when all contracted services have been provided by the Company and the Company is reasonably assured of their collection.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company has elected to be taxed as a Partnership under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual members and therefore, no provision for federal income taxes has been included in the financial statements.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash, prepaid expense, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2015 because of their short term nature.

4. Related Party Transaction

The managing member provides office space to the Company at no cost.

5. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2015 through the date of this report and found no material subsequent events reportable during this period.

Schedule I & II

Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, and Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

CREDIT:	
Members' equity	$10,630
DEBITS:	
Nonallowable assets:	
Prepaid Expenses:	(104)
NET CAPITAL	$10,526
Haircuts	81
ADJUSTED NET CAPITAL	$10,445
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$5,445
AGGREGATE INDEBTEDNESS:	
Accounts payable & accrued expenses	$7,075
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	67.21%

Excess net capital previously reported	$3,216
Misstatement of accrued expenses per FOCUS	229
Audit adjustment to accounts payable	2,000
Excess net capital per this report	$5,445

Rockland Securities, LLC
87 Beechwood Road
Summit, NJ 07901

Schedule III
December 31, 2015

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

Rockland Securities LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief Rockland Securities LLC states the following:

Rockland Securities LLC claimed an exemption under provision 17 C.F.R. section 240.15c3-3 (k)(2)(ii) as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Rockland Securities LLC met the identified provision throughout the most recent fiscal year without exceptions.

Thank you.



Richard Conroy
Managing Member

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report in which (1) Rockland Securities LLC identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Rockland Securities LLC claimed an exemption from 17 C.F.R. section 240.15c3-3: 2(ii) (the "exemption provisions) and (2) Rockland Securities LLC stated that it has met the identified exemption provisions through the most recent fiscal year without exception. Rockland Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly included inquiries and other required procedures to obtain evidence about Rockland Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Donahue Associates LLC

Donahue Associates LLC
Monmouth Beach, N.J.
February 17, 2016